July 25, 2012
VIA EDGAR

Mr. James E. O'Connor
Ms. Christina DiAngelo
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:
Arden Sage Multi-Strategy Fund, L.L.C. (File Nos. 333-177737 and 811-21778) ("Multi-Strategy")
Arden Sage Multi-Strategy Institutional Fund, L.L.C. (File Nos. 333-177738 and 811-22224) ("Multi-Strategy Institutional")
Arden Sage Multi-Strategy TEI Institutional Fund, L.L.C. (File Nos. 333-177524 and 811-22225) ("Multi-Strategy TEI Institutional")
Arden Sage Triton Fund, L.L.C. (File Nos. 333-165950 and 811-21472) ("Triton")

Dear Mr. O'Connor and Ms. DiAngelo:

Set forth below are each of the above-referenced fund's (each, a "Fund") responses to comments received from you in connection with each Fund's Post-Effective Amendment to its Registration Statement on Form N-2 (the "Registration Statement") filed on June 29, 2012. For your convenience, your comments are italicized, numbered and presented in summary form below and each comment is followed by our response. Unless otherwise noted, the comments and responses apply to each Fund. Capitalized terms used, but not defined, in this letter have the meanings ascribed to them in the Registration Statement. Appendix A shows the changes made to the prospectus contained in the Registration Statement in response to these comments.

1.
Please describe the assumptions used to calculate the ‘Other Expenses’ figures in the Funds’ Fee Tables in the Prospectuses and explain the variation from the figures included in the Funds’ Financial Highlights tables as of March 31, 2012.

The Other Expenses figures were calculated based on the actual expense ratio for each Fund for the period from October 1, 2011 (when the current investment adviser to the Funds, Arden Asset Management LLC (the “Adviser”), assumed management of the Funds) through March 31, 2012. The Adviser believes that, in light of the Adviser transition, using this expense ratio (annualized)

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to estimate the Other Expenses figures is more accurate on a forward looking basis than using the actual expense ratio for the year ended March 31, 2012.
2.	In the Total Offering chart on the first page of the Multi-Strategy Institutional prospectus, please delete the amount corresponding to ‘Sales Load’ since no sales load is charged for this Fund.

The requested change has been made.
3.	Please recalculate the Fee Table Examples for TEI Institutional and Triton.

The Fee Table Examples have been recalculated as follows:
TEI Institutional
$50,000
1 Year	3 Years	5 Years	10 Years
$3,182	$10,099	$16,718	$32,050

$1,000
1 Year	3 Years	5 Years	10 Years
$64	$202	$334	$641

Triton
$50,000
1 Year	3 Years	5 Years	10 Years
$4,377	$11,395	$18,068	$33,350

$1,000
1 Year	3 Years	5 Years	10 Years
$88	$228	$361	$667

4.	Please add disclosure to the Prospectus regarding the use of corporate subsidiaries by the Master Fund.

The requested disclosure has been added in the section entitled “Tax Aspects – Investments Through Subsidiaries.”
5.
In the section of the Prospectus on “Borrowing; Use of Leverage,” please disclose that the Fund’s and the Master Fund’s ability to pay dividends (other than in Units) and to make any other distributions with respect to, or any repurchases of, its Units will be restricted if the Fund has asset coverage of any borrowings that is less than 300%.

The requested change has been made.
6.
Please clarify each Fund’s and the Master Fund’s policies with respect to the segregation of assets as it relates to the  issuance of senior securities and compliance with the asset coverage requirements of the 1940 Act.

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The Funds do not intend to issue debt or preferred stock. As disclosed in the second paragraph of the section entitled “Borrowing; Use of Leverage,” segregation of assets will only be utilized in conjunction with the Fund’s or the Master Fund’s investment positions (including derivatives or short sales), in accordance with Release 10666.
7.
Please revise the following statement by making the underlined changes: In the case of Portfolio Managers that limit the amount of additional capital that they will accept from the Master Fund, continued sales of units in the Fund and the Master Fund will dilute the participation of existing Members in such Portfolio Funds.

The requested changes have been made.
8.	Please revise the Share Ownership chart to reflect that Craig Krawiec owns $0 of equity securities of each Fund.

The requested changes have been made.
9.	Please consider whether the paragraph regarding the acceptance of in-kind investments by the Master Fund is still relevant, and if not, please remove the paragraph.

This paragraph has been removed.
10.
Please revise the following statement by making the underlined changes: The Fund's ability to pay dividends or make any other distributions or repurchases of its Units will be restricted in the event that the Fund has asset coverage of any borrowings that is less than 300%, as required by Section 18(a) of the 1940 Act.

The requested change has been made
11.	Please clarify whether it is anticipated that the Funds will enter into hedging and derivatives transactions, and if so, under what circumstances.

It is not currently anticipated that the Funds or the Master Fund will enter into hedging or derivatives transactions. The first part of the first sentence of the section entitled “Tax Aspects – Hedging and Derivatives Transactions” has been revised accordingly. Additionally, if such transactions were entered into, they would be entered into at the Master Fund level. Therefore, the references to the “Fund” in the Multi-Strategy and Multi-Strategy Institutional prospectuses in the section on “Hedging and Derivatives Transactions” have been changed to “Master Fund.”
12.	Please clarify to what extent the Funds will invest in derivatives and high yield instruments.

It is not currently anticipated that the Funds or the Master Fund will invest in derivatives or high yield instruments.
13.	Please disclose that the Adviser may have to register as of December 31, 2012 as a commodity pool operator.

The requested disclosure has been added.

July 25, 2012

14.
In the sentence in the sub-section entitled “Lending Portfolio Securities” regarding loans of portfolio securities by Sub-Managers, please replace the reference to “Portfolio Fund” with “Portfolio Account”.

The requested change has been made.
15.
Please explain why the Master Fund, as an investor in a Portfolio Fund, may be required to indemnify the Portfolio Fund and its Portfolio Manager, including an explanation of how a hedge fund could be adversely affected by the Master Fund’s actions. Please also clarify whether the Master Fund segregates assets to cover any potential liabilities in this regard, and whether the Master Fund would ever indemnify an affiliate.

Indemnification of a Portfolio Fund and Portfolio Manager by an investor is a standard industry practice. Examples of situations in which a hedge fund could be adversely affected by the Master Fund’s action include if the Master Fund were to fail to disclose its tax status or its status as a registered fund to the hedge fund. The Master Fund does not segregate reserves to cover potential liabilities arising from such indemnification provisions, and the Master Fund would not provide indemnification to an affiliated entity.
16.
Please explain why the Master Fund Board’s approval of the waiver of voting rights by the Master Fund with respect to certain Portfolio Funds is not a violation of the Master Fund Board’s duty to the Master Fund.

The waiver of voting rights allows the Master Fund to implement fully its investment program, by providing the Master Fund the flexibility to invest in selected Portfolio Funds that it might not otherwise be able to invest in, if voting rights were not waived, because of applicable 1940 Act limitations and prohibitions. The voting rights attributable to voting securities issued by Portfolio Funds are often quite limited. Additionally, the Adviser believes it is rare for the Portfolio Funds to put matters to a vote of interest-holders and, when they do, the types of matters put to a vote are generally expected not to be important to the Master Fund’s primary purpose of investing in the Portfolio Fund, which is to gain exposure to the returns offered by that particular Portfolio Fund’s investment program. Therefore, the Master Fund Board has determined that the benefits provided by the waiver of voting rights are of greater import to the Master Fund than any impact of forgoing limited voting rights.
17.	Please describe the Master Fund’s policy for selecting Portfolio Funds with respect to the provision by the Portfolio Funds of net asset value information to the Master Fund.

The Master Fund invests only with Portfolio Funds that provide monthly net asset valuation information.
18.
Please summarize the provisions of Section 18 that are applicable to the Funds’ policies on borrowing and issuance of senior securities. Please also disclose if the Funds have applied for any exemptive orders, and disclose that any exemptive orders applied for are not guaranteed to be granted.

The provisions of Section 18 relevant to the Funds’ policies with respect to senior securities are set forth under the sub-section “Borrowing; Use of Leverage”. The Funds have not applied for any exemptive orders.
19.	Please clarify the statement that each Fund will not “make loans of money or securities to other persons, except through purchasing fixed-income securities, lending portfolio securities, or

July 25, 2012

entering into repurchase agreements in a manner consistent with the Fund's investment policies,” as we note that a repurchase agreement is in substance a loan made by the Fund and is subject to the 300% asset coverage requirements of Section 18(a).

While reverse repurchase agreements implicate the asset coverage requirements, repurchase agreements do not, and the Funds have no intention of entering into reverse repurchase agreements.
20.
Please state whether the risks of tax penalties to the Master Fund posed by the IRS position taken in Rev. Rul. 2006-1, 2006-2 I.R.B. 261 have been considered, in light of the Master Fund’s election to be taxed as a “regulated investment company.”

In determining to approve the conversion of the Master Fund to be taxed as a regulated investment company, the Master Fund Board considered all relevant factors, including the risk of tax penalties.
21.	Please clarify what is meant by “unless otherwise stated” in the last sentence of the second to last paragraph under “Investment Policies and Restrictions.”

That sentence has been revised to remove the phrase “unless otherwise stated.”
22.
Please clarify under what circumstances the Funds and the Master Fund will make loans to the Adviser, in light of the restriction under Section 17(a)(2) prohibiting an adviser from borrowing from a fund, absent exemptive relief.

The Funds and the Master Fund will not lend to the Adviser except under the limited circumstance noted in your comment.
23.	Please explain how the Adviser would vote, on behalf of the Master Fund, on a proxy proposal where the Funds have different interests on a particular issue.

The Funds note this comment but, because of the similarity of the Funds to each other (which all have the same investment objective and investment strategies) believe that the possibility that the Funds will have different interests with respect to a particular issue is remote. Nonetheless, the risks of investing in a master/feeder structure are disclosed in the section of the Prospectus entitled “Additional Risk Factors – Other Considerations – Master-Feeder Structure.”
24.
Please describe the extent to which the Funds expect to invest in hedge funds that may use “side pockets” and, in the risk disclosure section, please disclose the liquidity and valuation problems that such arrangements create. Please also disclose any due diligence procedures that the Adviser uses before making investments with hedge funds that use side pockets.

The Master Fund generally seeks to "opt out" of Portfolio Fund investments in "side pockets." As a result, only a small portion of the Master Fund's assets (currently estimated at approximately 1% of the Master Fund's net asset value) is exposed to side pockets. Disclosure regarding the risks of investing in side pockets is included in the section of the Prospectus entitled “Investment Practices and Related Risk Factors – Restricted and Illiquid Investments.”  Additionally, disclosure regarding the due diligence procedures used by the Adviser in connection with investments in Portfolio Funds that may use side pockets is included in the section of the Prospectus entitled “Net Asset Valuation.”

July 25, 2012

25.	Please confirm whether the Funds or the Master Fund have requested or received exemptive relief from the Commission.

The Funds and the Master Fund have not made any requests for exemptive relief.
26.
Please add the proviso that is included in the fourth paragraph under the section “Redemptions, Repurchases of Units and Transfers – Repurchases of Units” to the analogous section of the Offering Summary of the Prospectus.

The requested change has been made.
27.	Please explain how it would always be possible for the Funds to distribute a security in-kind on a pari passu basis, including whether fractional shares would be distributed.

In the event the Funds were to distribute securities in-kind (which would be on a pari passu basis), the Funds would distribute fractional shares of a security, if necessary.
28.
Please revise the following statement by making the underlined changes: The investment program of the Fund is speculative and involves substantial risks, including the possible loss of the entire amount of an investment.

The requested change has been made.
29.
Please provide, where appropriate, a concise description of the conditions under which the Master Fund would waive its voting rights in the securities of the Portfolio Funds. Please also explain what kinds of “non-voting securities” are referred to in the section entitled “Investment Program – Investment Objective – Portfolio Funds and Portfolio Accounts.” Additionally, please disclose, where appropriate, the risks that Section 17 of the 1940 Act is intended to prevent the Funds from being exposed to with respect to affiliated transactions.

In the event that the Master Fund were to waive its voting rights with respect to the securities of a Portfolio Fund, the waiver would be a contractual arrangement that is irrevocable, in which the consideration would be the agreement of the Master Fund to invest in the Portfolio Fund. In effecting a voting waiver, the Master Fund will consider as paramount its interests and the interests of its members, and the Master Fund’s compliance with applicable law. With respect to “non-voting securities,” offshore Portfolio Funds often offer classes that have no voting rights attached.
Disclosure regarding the risks that Section 17(a) is intended to prevent has been added to the section of the Prospectus entitled “Investment Program – Investment Objective – Portfolio Funds and Portfolio Accounts.”  Additionally, disclosure regarding prohibited transactions is included in the section of the Prospectus entitled “Conflicts of Interest.”
30.
Please provide more information on the protections afforded by the 1940 Act that are absent with an investment in a hedge fund. Additionally, please clarify that hedge fund investments should be considered illiquid and that information provided by hedge funds to investors is often limited.

The requested disclosure has been added in the section of the Prospectus entitled “Special Risks of Hedge Fund Investing and a Multi-Manager Structure.” This section also contains disclosure regarding the limited liquidity of Portfolio Funds, as well as the nature of information provided to investors by Portfolio Funds.

July 25, 2012

31.
Please revise the following statement by making the underlined changes: Additionally, although the gains on which the fee or allocation is calculated may never be realized, the Portfolio Manager generally has no obligation to refund any performance fees that have been paid based on unrealized gains.

The requested change has been made.
32.	Please revise the following statement by making the underlined change: The Expense Limitation Agreement will remain in effect until terminated by the Board.

The requested change has been made.
33.	Please explain whether the sales loads of the Funds are negotiable.

Subject to adhering to the limitations set forth in the Prospectus, Selling Agents have the discretion to charge lower sales loads to investors.
34.	Please confirm whether the Funds and the Master Fund have made quarterly repurchase offers over the past year.

Each Fund and the Master Fund has made repurchase offers on a quarterly basis during the past year.
35.	Please clarify whether, if the Master Fund were to engage Sub-Managers to manage Portfolio Accounts, the fees of the Sub-Managers would be subject to the Expense Limitation Agreement.

Given that this situation has not arisen and is not expected to arise in the near-term, it has not been necessary for the Board to address this issue. However, if the Master Fund were to engage Sub-Managers, appropriate disclosure regarding the fees of the Sub-Managers and whether they are subject to the Expense Limitation Agreement would be added to the Prospectus.
36.
Please explain the relationship between the limit of 20% of the Master Fund’s net assets described in the section entitled “Investment Program – Investment Objective – Portfolio Manager Selection Process” and the limit of 25% of a Portfolio Fund’s assets described in the section “Investment Program – Investment Objective – Portfolio Funds and Portfolio Accounts.”

These two limits are unrelated. The 20% limit is an investment policy limit that restricts the concentration of the Master Fund’s assets in funds managed by any one Portfolio Manager. The 25% restriction limits the Master Fund’s ownership of interests in a Portfolio Fund in order to comply with 1940 Act restrictions. The 20% limit looks at the Master Fund’s net assets, whereas the 25% limit looks at the Portfolio Fund’s net assets.
37.	Please add disclosure in the section entitled “Investment Program – Redemption of Investments” that there may be limits on the Master Fund’s ability to withdraw from Portfolio Funds.

The requested change has been made.
38.	Please delete the last sentence of the section entitled “Investment Practices and Related Risk Factors – Non-Diversified Status.”

The requested change has been made.

July 25, 2012

In addition to the foregoing, each Fund acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *

The Funds believe that these responses fully address your comments. If you have any questions regarding this response or require further information, please call me at (212) 756-2131. Thank you for your assistance regarding this matter.

Very truly yours,
/s/ George M. Silfen
George M. Silfen